Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in United States dollars)

Three and nine month periods ended September 30, 2022

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORTING

The accompanying condensed consolidated interim financial statements of Entrée Resources Ltd. (the “Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). Management acknowledges responsibility for the preparation and presentation of the condensed consolidated interim financial statements, including responsibility for significant accounting estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

NOTICE OF NO AUDITOR REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by a company’s auditor.

Entrée Resources Ltd.
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2022 and December 31, 2021 (unaudited) (expressed in thousands of U.S. dollars, except where indicated)

	Note	September 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents		$7,050	$7,090
Receivables and prepaid expenses		46	157
Prepaid licence fees		155	153
Deposits		12	12
		7,263	7,412
Non-current assets
Property, lease asset and equipment	4	546	128
Oyu Tolgoi assets	3	273	239
		819	367
Total assets		$8,082	$7,779
Liabilities
Current liabilities
Accounts payable and accrued liabilities	10	$81	$101
Current portion of lease liabilities	4	94	99
		175	200
Non-current liabilities
Lease liabilities	4	466	—
Loan payable to Oyu Tolgoi LLC	5	10,765	10,262
Deferred revenue	6	51,478	52,419
		62,709	62,681
Total liabilities		62,884	62,881
Shareholders’ deficiency
Share capital	7	182,506	179,515
Reserves		21,721	22,728
Accumulated other comprehensive gain (loss)		2,648	(1,677)
Deficit		(261,677)	(255,668)
Total shareholders’ deficiency		(54,802)	(55,102)
Total liabilities and shareholders’ deficiency		$8,082	$7,779

Nature of operations (Note 1)

Commitments and contingencies (Note 9)

Subsequent events (Note 11)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

Entrée Resources Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss
For the three and nine months ended September 30, 2022 and 2021 (Unaudited) (expressed in thousands of U.S. dollars, except where indicated)

	Note	Three months ended September 30		Nine months ended September 30
		2022	2021	2022	2021
Expenses
Project expenditures		$67	$169	$318	$414
General and administrative		348	310	1,286	1,093
Share-based compensation	7	19	—	77	—
Depreciation		30	30	95	87
Operating loss		464	509	1,776	1,594
Foreign exchange loss		529	210	660	16
Interest income		(36)	(5)	(77)	(23)
Interest expense	5	95	88	273	259
Loss from equity investee	3	116	41	181	112
Finance costs		15	3	46	10
Deferred revenue finance costs	6	1,040	1,021	3,150	2,995
Other		—	9	—	9
Loss for the period		2,223	1,876	6,009	4,972
Other comprehensive (income) loss
Foreign currency translation		(3,411)	1,497	(4,325)	(91)
Total comprehensive (income) loss		$(1,188)	$3,373	$1,684	$4,881
Net loss per common share
Basic and fully diluted		$(0.01)	$(0.01)	$(0.03)	$(0.03)
Weighted average number of common shares outstanding
Basic and fully diluted (000’s)		197,072	189,218	196,770	187,886
Total common shares issued and outstanding (000’s)	7	197,831	189,554	197,831	189,554

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

Entrée Resources Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Deficiency
For the nine months ended September 30, 2022 and 2021 (Unaudited) (expressed in thousands of U.S. dollars, except where indicated)

	Note	Number of Shares (000’s)	Share capital	Reserves	Accumulated other comprehensive income (loss)	Deficit	Total
Balance at December 31, 2021		192,688	$179,515	$22,728	$(1,677)	$(255,668)	$(55,102)
Loss and comprehensive income		—	—	—	4,325	(6,009)	(1,684)
Share-based compensation	7	—	—	77	—	—	77
Issuance of share capital - options exercised	7	918	475	(349)	—	—	126
Issuance of share capital - warrants exercised	7	4,115	2,462	(681)	—	—	1,781
Issuance of share capital - deferred share units redeemed	7	110	54	(54)	—	—	—
Balance at September 30, 2022		197,831	$182,506	$21,721	$2,648	$(261,677)	$(54,802)

Balance at December 31, 2020		186,530	$176,221	$23,205	$(1,521)	$(248,113)	$(50,208)
Loss and comprehensive income		—	—	—	91	(4,972)	(4,881)
Issuance of share capital - share options exercised		924	297	(252)	—	—	45
Issuance of share capital - warrants exercised		2,100	1,291	(355)	—	—	936
Balance at September 30, 2021		189,554	$177,809	$22,598	$(1,430)	$(253,085)	$(54,108)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

Entrée Resources Ltd.
Condensed Consolidated Interim Statements of Cash Flows
For the nine months ended September 30, 2022 and 2021 (Unaudited) (expressed in thousands of U.S. dollars, except where indicated)

	Note	September 30, 2022	September 30, 2021
Cash flows used in operating activities
Net loss		$(6,009)	$(4,972)
Items not affecting cash:
Share-based compensation	7	77	—
Depreciation		95	87
Loss from equity investee	3	181	112
Interest expense	5	273	259
Finance cost, net		46	12
Unrealized foreign exchange loss		467	10
Deferred revenue finance costs	6	3,150	2,995
Other		—	9
		(1,720)	(1,488)
Changes in non-cash operating working capital:
Decrease in receivables and prepaids		111	76
Decrease in accounts payable and accrued liabilities		(18)	(35)
		(1,627)	(1,447)
Cash flows used in investing activities
Purchase of equipment		—	(33)
		—	(33)
Cash flows from financing activities
Repayment of lease liability		(52)	(89)
Proceeds from issuance of common shares - share options	7	164	45
Proceeds from issuance of common shares - warrants	7	1,781	936
		1,893	892
Increase (decrease) in cash and cash equivalents		266	(588)
Cash and cash equivalents - beginning of period		7,090	7,260
Effect of exchange rate changes on cash and cash equivalents		(306)	(4)
Cash and cash equivalents - end of period		$7,050	$6,668

Cash and cash equivalents is represented by:
Cash		$4,056	$6,630
Cash equivalents		2,994	38
Total cash and cash equivalents		$7,050	$6,668

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

Entrée Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 (unaudited) (tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)
1	Nature of operations

Entrée Resources Ltd., together with its subsidiaries (collectively referred to as the “Company” or “Entrée”), is focused on the development and exploration of mineral property interests. The Company is principally focused on its Entrée/Oyu Tolgoi JV Property in Mongolia (Note 3).

The Company has its primary listing in Canada on the Toronto Stock Exchange (“TSX”) and its common shares also trade in the United States on the Over-the-Counter OTCQB Venture Market (“OTCQB”) under the symbol “ERLFF”.

The Company’s registered office is at Suite 2900, 550 Burrard Street, Vancouver, BC, V6C 0A3, Canada.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars (“C$”).

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company estimates it has adequate financial resources to satisfy its obligations over the next 12 month period.

2	Basis of presentation

The Company prepares its condensed consolidated interim financial statements in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”), under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretation of the International Reporting Interpretations Committee (“IFRIC”). These should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2021 (“annual financial statements”). The accounting policies and critical estimates applied by the Company in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual financial statements, unless otherwise stated.

The condensed consolidated interim financial statements were approved by the Audit Committee of the Board of Directors on November 8, 2022.

3	Oyu Tolgoi assets

Entrée/Oyu Tolgoi JV Property

The Company has a carried 20% participating joint venture interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% participating joint venture interest (depending on the depth of mineralization) in the surrounding land package located in the South Gobi region of Mongolia (the “Entrée/Oyu Tolgoi JV Property”). The Entrée/Oyu Tolgoi JV Property is comprised of the eastern portion of the Shivee Tolgoi mining licence, which hosts the Hugo North Extension copper-gold deposit, and all of the Javhlant mining licence, which hosts the majority of the Heruga copper-gold-molybdenum deposit. The Shivee Tolgoi and Javhlant mining licences were granted by the Mineral Resources and Petroleum Authority of Mongolia in October 2009. Title to the two licences is held by the Company.

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) with Turquoise Hill Resources Ltd. (“Turquoise Hill”). Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company and was granted the right to earn an interest in what is now the Entrée/Oyu Tolgoi JV Property. Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, Oyu Tolgoi LLC (“OTLLC”). The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Entrée/Oyu Tolgoi JV Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Entrée/Oyu Tolgoi JV Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the “Entrée/Oyu Tolgoi JV”) on terms annexed to the Earn-In Agreement (the “JVA”).

The portion of the Shivee Tolgoi mining licence outside of the Entrée/Oyu Tolgoi JV Property, Shivee West, is 100% owned by the Company, but is subject to a right of first refusal by OTLLC. In October 2015, the Company entered into a License Fees Agreement with OTLLC, pursuant to which the parties agreed to negotiate in good faith to amend the JVA to include Shivee West in the definition of Entrée/Oyu Tolgoi JV Property. The parties also agreed that the annual licence fees for Shivee West would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing the Company’s 20% share charging interest at prime plus 2% (Note 5).

7

Entrée Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 (unaudited) (tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the “Oyu Tolgoi Investment Agreement”) between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited. The licences are part of the contract area covered by the Oyu Tolgoi Investment Agreement, although the Company is not a party to the Oyu Tolgoi Investment Agreement. The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

As of September 30, 2022, the Entrée/Oyu Tolgoi JV had expended approximately $36.8 million (December 31, 2021 - $35.7 million) to advance the Entrée/Oyu Tolgoi JV Property. Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 5).

Investment - Entrée/Oyu Tolgoi JV Property

For accounting purposes, the Company treats its interest in the Entrée/Oyu Tolgoi JV as a 20% equity investment. Historically, all Company expenditures related to its interest in the Entrée/Oyu Tolgoi JV have been expensed as incurred through the statement of comprehensive loss or recognized as part of the Company’s share of the loss of the joint venture.

The Company’s share of the loss of the joint venture was $0.2 million for the nine months ended September 30, 2022 (2021 - $0.1 million). The joint venture has nominal current assets and liabilities, approximately $0.3 million of non-current assets and approximately $36.8 million of non-current liabilities.

The Entrée/Oyu Tolgoi JV investment carrying value at September 30, 2022 was $0.3 million (December 31, 2021 - $0.2 million) and was recorded in Oyu Tolgoi assets in the statement of financial position.

4	Leases

Lease liability

	September 30, 2022	December 31, 2021
Lease liability	$560	$99
Less: current portion	(94)	(99)
Long-term portion	$466	$—

Undiscounted lease payments

	September 30, 2022	December 31, 2021
Less than one year	$128	$97
One to five years	557	—
	$685	$97

In March 2022, the Company renewed its existing office lease for an additional 5 year period and calculated the right-of-use asset and lease liability as $0.6 million based on the net present value of the future lease payments over the term of the lease.

Interest expense on the lease liability amounted to $0.05 million for the nine months ended September 30, 2022 (2021 - $0.01 million). During the nine months ended September 30, 2022, lease payments made amounted to $0.09 million (2021 - $0.12 million).

8

Entrée Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 (unaudited) (tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

5	Loan payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JV (Note 3), Entrée has elected to have OTLLC contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan is non-recourse and will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

During the nine months ended September 30, 2022, the Company recorded interest expense of $0.3 million in connection with the loan (2021 - $0.3 million).

6	Deferred revenue

The Company has an agreement to use future payments that it receives from its mineral property interests to purchase and deliver gold, silver and copper credits to Sandstorm Gold Ltd. (“Sandstorm”) (the “Sandstorm Agreement”).

Under the terms of the Sandstorm Agreement, Sandstorm provided the Company with a net deposit of C$30.9 million (the “Deposit”) in exchange for the future delivery of gold, silver and copper credits equivalent to:

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding Shivee West); and
•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire current Entrée/Oyu Tolgoi JV Property, the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit.

The Deposit has been accounted for as deferred revenue on the statement of financial position and is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period. The Deposit contains a significant financing component and, as such, the Company recognizes a financing charge at each reporting period and grosses up the deferred revenue balance to recognize the significant financing element that is part of this contract at a discount rate of 8%.

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

7	Share capital
a)	Common shares

The Company’s authorized share capital consists of unlimited common shares without par value. At September 30, 2022, the Company had 197,831,429 (December 31, 2021 - 192,687,906) shares issued and outstanding.

9

Entrée Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 (unaudited) (tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

b)	Share options

The Company provides share-based compensation to its directors, officers, employees, and consultants through grants of share options.

The Company has adopted a stock option plan (the “Plan”) to grant options to directors, officers, employees and consultants. The maximum aggregate number of shares issuable pursuant to security-based compensation arrangements of the Company and outstanding from time to time, including options granted under the Plan, may not exceed 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing share price on the TSX on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

Under the Plan, an eligible option holder may elect to transform an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the “Designated Shares”), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the share options. Since the Company has not paid and does not anticipate paying dividends on its common shares, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of nil in determining the expense recorded in the accompanying Statements of Comprehensive Loss.

During the nine months ended September 30, 2022, share options to purchase 1,220,000 Designated Shares with exercise prices ranging from C$0.52 to C$0.62 were terminated and an aggregate of 598,169 common shares were issued. In addition, stock options to purchase 320,000 common shares with exercise price of C$0.52 were exercised and the Company received gross proceeds of C$166,400.

Share options for the nine months ended September 30, 2022 are summarized as follows:

	Number of share options (000’s)	Weighted average exercise price C$
Outstanding - December 31, 2021	9,400	0.52
Granted	300	0.90
Exercised	(918)	0.52
Cancelled	(622)	0.52
Outstanding - September 30, 2022	8,160	0.54

At September 30, 2022, the following share options were outstanding:

Number of share options (000`s)	Number of share options vested (000’s)	Exercise price per share option (C$)	Expiry date
310	310	0.52	Oct 2022
3,800	3,800	0.365 - 0.63	Feb - Dec 2023
1,545	1,545	0.365	Dec 2024
1,285	1,285	0.51	Dec 2025
920	920	0.77	Dec 2026
300	150	0.82 - 1.07	Apr - June 2027
8,160	8,010

10

Entrée Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 (unaudited) (tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

September 30, 2022
Weighted average exercise price for exercisable options	C$0.54
Weighted average share price for options exercised	C$1.09
Weighted average years to expiry for exercisable share options	1.74 years

c)	Share purchase warrants

During the nine months ended September 30, 2022, share purchase warrants to purchase 4,115,354 common shares with an exercise price of C$0.55 were exercised resulting in gross proceeds of C$2,263,445 being received by the Company. 586,803 share purchase warrants with an exercise price of C$0.55 expired on January 10, 2022.

At September 30, 2022, the following share purchase warrants were outstanding:

Number of share purchase warrants (000’s)	Exercise price per share purchase warrant C$	Expiry date
5,139	0.60	September 13, 2023

d)	Deferred share units

Deferred share units (“DSUs”) are granted to the Company’s directors and executives as a part of compensation under the terms of the Company’s deferred share unit plan (the “DSU Plan”). DSUs vest when certain conditions as stated in the DSU Plan are met, except in the event of an earlier change of control, in which case, the DSUs will vest fully upon such change of control.

During the nine months ended September 30, 2022, 110,000 deferred share units were redeemed for 110,000 common shares.

At September 30, 2022, the following DSUs were outstanding and fully vested:

Number of DSUs (000’s)
Outstanding - December 31, 2021	1,065
Redeemed	(110)
Outstanding - September 30, 2022	955

Each vested DSU entitles the holder to receive one common share of the Company or a cash payment equivalent to the closing price of one common share of the Company on the TSX on the last trading day preceding the DSU’s redemption date.

8	Financial instruments
a)	Fair value classification of financial instruments

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices). Level 3 inputs are for the assets or liabilities that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities, loan payable and lease liabilities.

11

Entrée Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 (unaudited) (tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity.

The following table summarizes the classification and carrying values of the Company’s financial instruments at September 30, 2022:

September 30, 2022	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total
Financial assets
Cash and cash equivalents	$—	$7,050	$—	$7,050
Receivables	—	26	—	26
Deposits	—	12	—	12
Total financial assets	$—	$7,088	$—	$7,088

Financial liabilities
Accounts payable and accrued liabilities	$—	$—	$81	$81
Lease liabilities	—	—	560	560
Loan payable	—	—	10,765	10,765
Total financial liabilities	$—	$—	$11,406	$11,406

9	Commitments and contingencies

As at September 30, 2022, the Company had the following office lease commitments:

	Total	Less than 1 year	1 - 3 years	3-5 years	More than 5 years
Lease commitments	$684	$128	$385	$171	$—

Under the terms of the Sandstorm Agreement, the Company may be subject to a contingent liability if certain events occur (Note 6).

10	Related party transactions

The Company’s related parties include key management personnel and directors. Direct remuneration paid to the Company’s directors and key management personnel during the nine months ended September 30, 2022 and 2021 were as follows:

	2022	2021
Directors’ fees	$160	$127
Salaries and benefits	$649	$555
Share-based compensation	$77	$—

As of September 30, 2022, included in the accounts payable and accrued liabilities balance on the condensed consolidated interim statement of financial position is $0.01 million (December 31, 2021 - $0.03 million) due to the Company’s directors and key management personnel.

12

Entrée Resources Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 (unaudited) (tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

11	Subsequent events

Subsequent to September 30, 2022, the following transactions occurred:

•	stock options to purchase 295,000 Designated Shares with an exercise price of C$0.52 were terminated and an aggregate 118,502 shares were issued.

•	stock options to purchase 15,000 common shares with an exercise price of C$0.52 were exercised and the Company received gross proceeds of C$7,800.

13